Eric Blanchard

T: +1 212 479 6565

eblanchard@cooley.com

June 29, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Scott Stringer

Rufus Decker

Charlie Guidry

Erin Jaskot

Re:	Xometry, Inc.

Registration Statement on Form S-1

Submitted June 25, 2021

CIK No. 0001657573

Ladies and Gentlemen:

On behalf of Xometry, Inc. (the “Company”), we are submitting this supplemental letter to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in response to an oral request from the Staff on June 28, 2021.

Determinations of Fair Market Value of Common Stock

In response to the Staff’s oral comment, the Company has provided below a breakdown of the options to purchase its common stock that it has granted since January 1, 2020 (the “Review Period”) as well as the fair value per share of the underlying common stock used for financial reporting purposes.

Event	Event Date	Number of Awards	Common Stock Fair Value Per Share for Financial Reporting
Option Grants	February 26, 2020	41,200 shares	$3.65
Option Grants	April 28, 2020	135,000 shares	$3.65
Option Grants	May 6, 2020	458,822 shares	$3.65
Option Grants	May 18, 2020	50,000 shares	$3.65
Option Grants	September 2, 2020	176,335 shares	$4.46
Option Grants	October 7, 2020	140,000 shares	$4.46
Option Grants	December 2, 2020	143,100 shares	$4.46
Option Grants	January 13, 2021	15,050 shares	$4.46
Option Grants	February 25, 2021	70,000 shares	$12.32
Option Grants	April 1-April 7, 2021	1,245,781 shares	$12.32
Option Grants	April 8, 2021	62,600 shares	$12.32

The Company respectfully refers the Staff to the Registration Statement for a discussion of the Company’s Common Stock Valuations under the Critical Accounting Policies and Estimates. The estimate of the fair value per share of the Company’s common stock had been determined at each grant date by the Company’s Board of Directors (the “Board”), taking into account numerous objective and subjective factors to determine the best estimate of fair value of the Company’s common stock, including contemporaneous independent common stock valuation reports (“Valuation Reports”) from the specialist valuation practice of a professional third-party valuation firm commissioned by the Board. Such Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuations of Privately Held Company Equity Securities Issued as Compensation.

For financial reporting purposes and as further described below, for the grant dates through the date of this letter, the Company reassessed the fair value of its common stock used in measuring the grant date fair value of the Company’s equity awards by incorporating all available information to date and computed stock-based compensation by linearly interpolating on a daily basis the increase between the Valuation Reports performed immediately prior to and immediately after the date of grant, when considered appropriate. The Company believes that this straight-line methodology, when applied, provides the most reasonable basis for the valuation of its common stock because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in fair value.

At each valuation date (as further described below), the fair value of the Company’s business, or enterprise value, was determined using the Subject Company Transaction Method (“SCTM”), which involves deriving a company’s value based on relevant transactions in its own stock. Based on the Company’s historical preferred stock financing rounds, this method was used for each valuation set forth below, which required the use of the selected allocation method (discussed below) to calculate the equity value with respect to various equity classes of the Company.

The following are the key considerations in determining the value of the Company’s common stock at each valuation date noted below.

May 31, 2019 Valuation Report

The Company, with assistance from a third-party valuation firm, performed a contemporaneous valuation of the Company’s common stock as of May 31, 2019, resulting in an estimated fair market value of $3.65 per share, using SCTM, which then incorporated an Option Pricing Model (“OPM”), which utilizes the Black-Scholes-Merton option pricing model to establish a distribution of potential future outcomes based on the selected underlying value, term, expected volatility and risk-free rate and is typically most appropriate when discrete future outcomes cannot be reasonably identified and/or supported and are considered speculative.

After the equity value was estimated and allocated among the various equity classes, a discount for lack of marketability (“DLOM”) was applied to the value allocated to common stock to arrive at the fair value. A DLOM is applied based on the theory that an owner of a minority common stock interest in a private company has limited opportunities to sell, or otherwise liquidate, the stock and any such sale would involve significant transaction costs, thereby reducing the overall value.

As of the May 2019 valuation date, the most recent financing event, pursuant to which the Company sold shares of its Series D Preferred Stock at a price per share of $10.011 per share, was deemed an applicable indication of the Company’s equity value as of the May 2019 valuation date, and served as the basis for the OPM to determine the value of each class of the Company’s capital stock.

July 2020 Private Placement

In July 2020, the Company sold an aggregate of 1,136,622 shares of Series A-2 Preferred Stock at a purchase price of $9.576 per share, 390,152 shares of Series B Preferred Stock at a purchase price of $9.576 per share, 255,285 shares of Series C Preferred Stock at a purchase price of $9.576 per share, 150,168 shares of Series C Preferred Stock at a purchase price of $10.011 per share, 149,838 shares of Series D Preferred Stock at a purchase price of $9.576 per share, 164,821 shares of Series D Preferred Stock at a purchase price of $10.011 per share, and 2,275,759 shares of Series E Preferred Stock at a purchase price of $13.622 per share, for an aggregate purchase price of $52,653,589.65.

July 31, 2020 Valuation Report

The Company, with assistance from a third-party valuation firm, performed a contemporaneous valuation of the Company’s common stock as of July 31, 2020, resulting in an estimated fair market value of $4.46 per share, using the SCTM and incorporating the OPM and DLOM to arrive at the fair market value.

As of the July 2020 valuation date, the most recent financing event, pursuant to which the Company sold shares of its Series E Preferred Stock at a price per share of $13.62 per share, was deemed an applicable indication of the Company’s equity value as of the July 2020 valuation date, and served as the basis of the OPM to determine the value of each class of the Company’s capital stock.

January 21, 2021 Valuation Report

The Company, with assistance from a third-party valuation firm, performed a contemporaneous valuation of the Company’s common stock as of January 21, 2021 (the “Contemporaneous January 2021 Valuation Report”), resulting in an estimated fair market value of $12.32 per share, using a hybrid Price Weighted Expect Return Methodology (“PWERM”) that incorporated an OPM. The PWERM methodology involves a forward-looking analysis of the possible future outcomes of the enterprise upon a potential liquidity event or stay-private scenarios. The PWERM involved identifying discrete future outcomes for the business, including future enterprise or equity values, term, and probability, and is typically most appropriate when potential future outcomes can be estimated with a relatively high level of confidence. In implementing the hybrid PWERM, the Company identified one or more IPO scenarios and incorporated the OPM to capture the approximation of the time to an IPO or other exit scenario.

The hybrid PWERM methodology incorporated two IPO scenarios, assigning each a probability of 20%. The high scenario valued the Company at approximately $1.3 billion and the low scenario valued the Company at $862 million. The hybrid PWERM methodology also examined a private scenario in which it valued the Company as a going concern at approximately $364 million with a probability of 60%. After the equity value was estimated and allocated among the various equity classes, a DLOM was applied to the value allocated to common stock to arrive at the fair value.

As of the January 2021 Valuation Date, the most recent financing event in which new capital was raised was the issuance of the Company’s Series E Preferred Stock at a price per share of $13.622. A secondary sale of Series Seed-1 and Series Seed-2 Preferred Stock in the intervening period was not deemed an applicable indication of the Company’s equity value as of the valuation date because of the private nature of the transaction and the exclusion of employees and option holders from such transactions. However, the sale of the Company’s Series E Preferred Stock was deemed to be an indication of value, and accordingly, the SCTM was used in connection with a market adjustment to equity value to account for changes at the Company, in its industry, and in the economy as a whole since the close of the financing.

Preliminary Price Range

The Company supplementally advises the Staff that, on June 21, 2021, representatives of Goldman Sachs & Co. LLC and J. P. Morgan Securities LLC, the lead underwriters of the IPO and on behalf of the underwriters (collectively, the “Representatives”), recommended a price range of $38.00–$42.00 per share of Class A common stock (“Price Range”), with a midpoint of $40.00 per share. The Price Range was reflected in Amendment No. 1 to the Company’s Registration Statement on Form S-1. The Price Range was not derived using a formal determination of fair value but was determined by discussions between the Company and the Representatives. The proposed Price Range is informed by current market conditions, the Company’s financial condition and prospects, the performance of recent initial public offerings in the technology industry and the current market valuations of other high-growth marketplace companies.

The Price Range has been used by the Company to perform a preliminary linear interpolation of the fair value of the Company’s common stock for equity award grants subsequent to the most recent valuation report of January 21, 2021. The Company supplementally advises the Staff that the Price Range is subject to further revision based on market conditions, business developments and other factors. In particular, SEC rules generally permit pricing the Company’s initial public offering up to 20% above or below the Price Range after effectiveness of the Registration Statement.

The Company believes the primary factors that explain the difference between the Preliminary Price Range and the fair value of the Company’s common stock used for purposes of measuring the grant date fair value of the Company’s equity awards through the date of this letter are as follows:

•

Conversion of Redeemable Convertible Preferred Stock. The Price Range assumes the conversion of all the Company’s convertible preferred stock into common stock upon the completion of the IPO. The corresponding elimination of the rights and preferences of the convertible preferred stock results in a higher valuation for the Company’s common stock, which is reflected in the Price Range.

•

Market Dynamics. The valuation considerations for estimating the Price Range were informed by current conditions in the U.S. equity markets, including the generally positive reception to the recent initial public offerings of technology companies despite the relative volatility in the equity markets. In particular, in recent months, there has been a number of high-profile IPOs. However, the Company’s pursuit of an IPO continued to be uncertain given the fluctuations of the U.S. equity markets in connection with macroeconomic events.

•

Liquidity. The Price Range represents a future price for shares of common stock that will be immediately freely tradable in a public market, whereas the estimated fair value of the common stock as of all of the equity grant dates described above appropriately considers a liquidity discount for the lack of marketability.

•

Valuation Methodology. The valuation methodology applied to the Preliminary Price Range assumes a successful IPO in June 2021 with no weighting placed on any other outcome of the Company, such as an acquisition or remaining private. The Preliminary Price Range is also reasonably consistent with the common stock valuations utilized in the Valuation Reports during the Review Period for the IPO outcome.

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Please contact me at (212) 479-6565 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Eric Blanchard
Eric Blanchard

cc:	Randy Altschuler, Xometry, Inc.

James Rallo, Xometry, Inc.

Laurence Zuriff, Xometry, Inc.

Kristie Scott, Xometry, Inc.

David Peinsipp, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP